Accelerate Diagnostics, Inc.

3950 South Country Club Road, Suite 470

Tucson, Arizona 85714

July 11, 2013

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549-7010

Re:	Accelerate Diagnostics, Inc.
Registration Statement on Form S-3
File No. 333-189065

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned Registrant hereby requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission (the “Commission”) at 2:00 p.m., Eastern Time, on Friday, July 12, 2013, or as soon thereafter as practicable.

By making this request for acceleration, the undersigned hereby acknowledges and accepts its responsibilities under the Act and that the disclosure in the filing is the responsibility of the Registrant. In this regard, the undersigned acknowledges that:

1. should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

3. the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ACCELERATE DIAGNOSTICS, INC.

By:	/s/ Steve Reichling
Steve Reichling
Chief Financial Officer